Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position (unaudited)

($ United States millions)	Notes	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents		$75	$92
Short-term investments		5	-
Accounts receivable	2a	378	398
Unbilled revenue	2b	163	157
Inventories		269	258
Work-in-progress related to finance leases		54	35
Energy infrastructure (“EI”) assets - finance leases receivable	3b	49	49
Income taxes receivable		4	3
Prepayments		39	49
Total current assets		1,036	1,041
Unbilled revenue	2b	2	2
Property, plant and equipment ("PP&E")		95	96
EI assets - operating leases	3a	696	713
EI assets - finance leases receivable	3b	181	189
Lease right-of-use assets		57	58
Deferred tax assets		24	24
Intangible assets		35	37
Goodwill		423	422
Other assets	13	209	209
Total assets		$2,758	$2,791
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$410	$413
Provisions		21	22
Income taxes payable		73	79
Deferred revenue	4	401	375
Lease liabilities		21	22
Total current liabilities		926	911
Deferred revenue	4	11	11
Long-term debt	5	639	708
Lease liabilities		47	47
Deferred tax liabilities		45	48
Other liabilities		15	17
Total liabilities		$1,683	$1,742
Shareholders’ equity
Share capital	6	$505	$505
Contributed surplus		678	678
Retained earnings		101	80
Accumulated other comprehensive loss		(209)	(214)
Total shareholders’ equity		1,075	1,049
Total liabilities and shareholders’ equity		$2,758	$2,791

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-1

Interim Condensed Consolidated Statements of Earnings (Loss) and Other Comprehensive Income (Loss) (unaudited)

		Three months ended March 31,
($ United States millions, except per share amounts)	Notes	2025	2024
Revenue	7,9	$552	$638
Cost of goods sold ("COGS")	9	424	551
Gross margin		128	87
Selling, general and administrative expenses ("SG&A")	8,9	57	78
Foreign exchange ("FX") loss		-	1
Operating income		71	8
Loss on financial instruments		(2)	(5)
Loss on redemption options		(3)	-
Earnings before finance costs and income taxes (“EBIT”)		66	3
Net finance costs	10	23	26
Earnings (loss) before income taxes (“EBT”)		43	(23)
Current income taxes		22	14
Deferred income taxes		(3)	(19)
Income taxes		19	(5)
Net earnings (loss)		$24	$(18)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss in subsequent periods:
Unrealized (loss) on translation of foreign-denominated debt		-	(15)
Unrealized gain on translation of financial statements of foreign operations		5	6
Other comprehensive income (loss)		5	(9)
Total comprehensive income (loss)		$29	$(27)

Earnings (loss) per share – basic		$0.19	$(0.15)
Earnings (loss) per share – diluted		$0.19	$(0.15)

Weighted average number of shares outstanding – basic		124,145,322	123,956,865
Weighted average number of shares outstanding – diluted		124,480,239	123,956,865

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-2 Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

		Three months ended March 31,
($ United States millions)	Notes	2025	2024
Operating Activities
Net earnings (loss)		$24	$(18)
Items not requiring cash and cash equivalents:
Depreciation and amortization		39	44
Deferred income tax recovery		(3)	(19)
Share-based compensation expense (recovery)	8	(3)	6
Loss on financial instruments		2	5
Loss on redemption options		3	-
		62	18
Net change in working capital and other	12	34	83
Cash provided by operating activities		$96	$101

Investing Activities
Additions to:
PP&E		$(2)	$(3)
EI assets - operating leases	3a	(12)	(14)
Proceeds on disposal of:
EI assets - operating leases		9	2
Net proceeds (purchases) of financial instruments		(7)	6
Net change in working capital associated with investing activities		(14)	2
Cash used in investing activities		$(26)	$(7)
Financing Activities
Repayment of the Revolving Credit Facility	5	$(74)	$(62)
Repayment of the Term Loan		-	(10)
Lease liability principal repayment		(6)	(4)
Dividends		(6)	(2)
Cash used in financing activities		$(86)	$(78)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		$(1)	$(1)
Increase (decrease) in cash and cash equivalents		(17)	15
Cash and cash equivalents, beginning of period		92	95
Cash and cash equivalents, end of period		$75	$110

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-3

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

				Accumulated other comprehensive losses
($ United States millions)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Total
At January 1, 2024	$504	$678	$58	$(185)	$(1)	$1,054
Net loss	-	-	(18)	-	-	(18)
Other comprehensive (loss)	-	-	-	(9)	-	(9)
Dividends	-	-	(2)	-	-	(2)
At March 31, 2024	$504	$678	$38	$(194)	$(1)	$1,025
At January 1, 2025	$505	$678	$80	$(214)	$-	$1,049
Net earnings	-	-	24	-	-	24
Other comprehensive income	-	-	-	5	-	5
Dividends	-	-	(3)	-	-	(3)
At March 31, 2025	$505	$678	$101	$(209)	$-	$1,075

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-4 Interim Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated

Financial Statements (unaudited)

(All amounts in millions of United States dollars, except per share amounts or as otherwise noted.)

Note 1. Summary of Material Accounting Policies

(a)
Statement of Compliance

These unaudited interim condensed consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements and were approved and authorized for issue by the Board of Directors (the “Board”) on May 7, 2025.

(b)
Basis of Presentation and Measurement

The Financial Statements for the three months ended March 31, 2025 and 2024 were prepared in accordance with IAS 34 “Interim Financial Reporting” and do not include all the disclosures included in the annual consolidated financial statements for the year ended December 31, 2024. Accordingly, these Financial Statements should be read in conjunction with the annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

Preparation of these Financial Statements requires Management to make judgments, estimates and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. In particular, the impact of geopolitical events, such as imposed tariffs in the North American market, could materially impact customer and supplier arrangements, as well as interest and inflation rates, resulting in increased volatility and near-term uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into estimates made, however actual results could differ from those estimates and those differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Financial Statements are presented in United States dollars ("USD"), Enerflex Ltd. ("Enerflex" or the "Company") presentation currency, rounded to the nearest million except per share amounts or as otherwise noted. Transactions of the Company’s individual entities are recorded in their own functional currency based on the primary economic environment in which it operates. The Financial Statements are prepared on a going concern basis under the historical cost basis with certain financial assets and financial liabilities recorded at fair value. There have been no significant changes in accounting policies compared to those described in the annual consolidated financial statements for the year-ended December 31, 2024 except for the change as per note 1(c) below.

(c)
Change in Accounting Policies
i.
Amendments to Current Accounting Policies

IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”)

In August 2023, the IASB issued amendments to IAS 21 which specify how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.

Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a timeframe that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions.

F-5 Notes to the Interim Condensed Consolidated Financial Statements

An entity is required to disclose information that would enable users to evaluate when and how a currency's lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.

The amendment is effective for annual periods beginning on or after January 1, 2025 and has been adopted by the Company. There was no adjustment that resulted from its adoption on January 1, 2025.

Note 2. Accounts Receivable and Unbilled Revenue

(a) Accounts Receivable

Accounts receivable consisted of the following:

	March 31, 2025	December 31, 2024

Trade receivables	$374	$400

Less: allowance for doubtful accounts	(11)	(11)

Trade receivables, net	$363	389

Other receivables	15	9

Accounts receivable	$378	$398

Aging of trade receivables:

	March 31, 2025	December 31, 2024

Current to 90 days	$303	$308

Over 90 days	71	92

Trade receivables	$374	$400

(b) Unbilled Revenue

Movement in Unbilled Revenue was as follows:

	Three months ended	Twelve months ended
	March 31, 2025	December 31, 2024
Opening balance	$159	$309
Unbilled revenue recognized	177	766
Amounts billed	(172)	(753)
Transfer to other assets	-	(161)
Currency translation effects	1	(2)
Closing balance	$165	$159

Current unbilled revenue	$163	$157
Non-current unbilled revenue	2	2
Total unbilled revenue	$165	$159

F-6 Notes to the Interim Condensed Consolidated Financial Statements

Note 3. Energy Infrastructure Assets

The Company’s EI assets are comprised of Build-Own-Operate-Maintain (“BOOM”) assets and contract compression assets which are leased to client partners. At the inception of a lease contract, all leases are classified as either an operating lease or a finance lease in accordance with IFRS.

(a)
EI Assets – Operating Leases

EI assets under lease arrangements that are classified and accounted for as operating leases are stated at cost less accumulated depreciation and impairment losses. The estimated useful lives of these assets are generally between five and 30 years.

A reconciliation of the changes in the carrying amount of EI assets is as follows:

	Three months ended	Twelve months ended
	March 31, 2025	December 31, 2024
Cost
Balance, January 1	$1,059	$1,142
Additions	12	59
Disposals[1]	(7)	(119)
Currency translation effects	7	(23)
Total cost	$1,071	$1,059
Accumulated depreciation
Balance, January 1	$(346)	$(278)
Depreciation charge	(26)	(111)
Impairment	-	(1)
Disposals[1]	2	27
Currency translation effects	(5)	17
Total accumulated depreciation	$(375)	$(346)
Net book value	$696	$713

1 During the three months ended March 31, 2024, disposals include reclassification of a BOOM asset from an operating to a finance lease as a result of a contract modification.

Depreciation of EI assets - operating leases included in COGS for the three months ended March 31, 2025, was $26 million (March 31, 2024 - $26 million).

During the three months ended March 31, 2025, the Company recognized $50 million of revenue related to operating leases in its Latin America (“LATAM”) and Eastern Hemisphere (“EH”) segments (March 31, 2024 – $47 million), and $37 million of revenue related to its North America (“NAM”) contract compression fleet (March 31, 2024 – $36 million).

A summary of the carrying amount of EI assets by reporting segment is as follows:

EI assets - operating leases	March 31, 2025	December 31, 2024
NAM	$281	$286
LATAM	179	185
EH	236	242
Closing balance	$696	$713

F-7 Notes to the Interim Condensed Consolidated Financial Statements

(b)
EI Assets - Finance Leases Receivable

Lease arrangements for certain EI assets are considered finance leases when the risks and rewards of ownership are transferred to the lessee, which generally occurs in the following circumstances: ownership of the lease is transferred to the lessee by the end of the lease term; the lessee has the option to purchase the leased asset at a price that is sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that option will be exercised; the term of the lease is for the major part of the economic life of the asset; or the present value of the lease payments amounts to substantially all of the fair value of the asset.

The majority of Enerflex's finance leases, which are primarily attributable to the EH reporting segment, have an initial term ranging from five to 10 years.

A summary of the gross and present value of future lease payments to be received under the Company's finance leases is shown below.

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Less than one year	$49	$49	$49	$49
Between one and five years	183	188	141	145
Greater than five years	47	54	40	44
	$279	$291	$230	$238
Less: Unearned interest revenue	(49)	(53)	-	-
Closing balance	$230	$238	$230	$238

	Three months ended	Twelve months ended
	March 31, 2025	December 31, 2024
Opening balance	$238	$204
Additions[1]	-	87
Interest revenue	5	22
Payments (principal and interest)	(13)	(73)
Other	-	(2)
Closing balance	$230	$238

1During the three months ended March 31, 2024, additions included the conversion of a BOOM asset, which was previously accounted for as an operating lease, to a finance lease as a result of a contract modification.

The Company recognized non-cash selling profit related to the commencement of finance leases of nil for the three months ended March 31, 2025 (March 31, 2024 – $3 million).

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At March 31, 2025, the average interest rate was 7.6% per annum (December 31, 2024 – 7.6%). The finance leases receivable at the end of the reporting period are neither past due nor impaired.

Note 4. Deferred Revenue

Movement in Deferred Revenue was as follows:

	Three months ended	Twelve months ended
	March 31, 2025	December 31, 2024

Opening balance	$386	$319

Cash received in advance of revenue recognition	219	1,067

Revenue subsequently recognized	(193)	(996)

Currency translation effects	-	(4)

Closing balance	$412	$386

Current deferred revenue	$401	$375

Non-current deferred revenue	11	11

Deferred revenue	$412	$386

F-8 Notes to the Interim Condensed Consolidated Financial Statements

Note 5. Long-Term Debt

Long-term debt comprises USD denominated Senior Secured Notes (the "Notes") and the three-year secured revolving credit facility (“RCF”) with both USD and Canadian dollar ("CAD") components.

Composition of the borrowings on the Notes and RCF were as follows.

	Maturity Date	March 31, 2025	December 31, 2024
Notes	October 15, 2027	$563	$563
Drawings on the RCF	October 13, 2026	117	191
		680	754
Deferred transaction costs and Notes discount		(41)	(46)
Long-term debt		$639	$708

Non-current portion of long-term debt		639	708
Long-term debt		$639	$708

The Notes have a maturity date of October 15, 2027 and bear interest at 9.0% per annum payable semi-annually in arrears.

The RCF has a maturity date of October 13, 2026 (the "Maturity Date"). The Company's limit under the RCF is $800 million which may be increased by $50 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the RCF may be extended annually on or before the anniversary date with the consent of the lenders.

As part of the RCF, the Company can request the issuance of up to $150 million in letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, country standby letters of credit or similar credits to finance the day-to-day operations of the Company. As at March 31, 2025, the Company utilized $86 million of this $150 million limit. The Company has an additional $70 million unsecured credit facility (“LC Facility”) with one of the lenders in its RCF. This LC Facility allows the Company request the same forms of credits as under the RCF. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at March 31, 2025, the Company had utilized $26 million of the $70 million available limit.

The weighted average interest rate on the RCF for the three months ended March 31, 2025 was 6.1% (December 31, 2024 - 7.4%). At March 31, 2025, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $680 million, and nil thereafter.

The Company is required to maintain certain covenants on the RCF and the Notes. As at March 31, 2025, the Company was in compliance with its covenants, as shown below:

Three months ended March 31,
	2025		2024
	Requirement	Performance	Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.1x	0.5x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	1.3x	2.2x
Interest coverage ratio[3] – Minimum	2.5x	5.1x	3.7x

1 Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents, divided by trailing 12-month EBITDA as defined by the Company’s lenders.

2 Bank-adjusted net debt to EBITDA is defined as borrowings under the RCF and Notes less cash and cash equivalents, divided by the trailing 12-month EBITDA as defined by the Company’s lenders.

3 Interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

F-9 Notes to the Interim Condensed Consolidated Financial Statements

Note 6. Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. Share capital comprises only one class of ordinary shares, carrying one voting right and one right to a dividend.

Issued and Outstanding

	Three months ended March 31,2025		Twelve months ended December 31, 2024

	Number of common shares	Common share capital	Number of common shares	Common share capital

Opening balance	124,143,179	$505	123,956,865	$504

Exercise of stock options	6,888	-	186,314	1

Closing balance	124,150,067	$505	124,143,179	$505

Enerflex announced on March 28, 2025 that the Toronto Stock Exchange ("TSX") had approved the Company's application to implement a Normal Course Issuer Bid ("NCIB") for a portion of its Common Shares. Under the NCIB, the Company is authorized to acquire up to a maximum of 6,159,695 Common Shares or approximately 5% of its public float as at the application date, for cancelation.

The NCIB commenced on April 1, 2025 and will terminate no later than March 31, 2026. Purchases under the NCIB will be made in accordance with applicable regulatory requirements at a price per Common Share representative of the market price at the time of acquisition.

Enerflex entered into an automatic share purchase plan ("ASPP") with its designated broker that allows for the purchase of common shares during quarterly predetermined blackout periods and other periods when Enerflex may be in possession of material undisclosed information and would not ordinarily be permitted to purchase common shares. Purchases under the ASPP are determined by the designated broker in its sole discretion based on purchasing parameters set by Enerflex when Enerflex is not in blackout and in accordance with the rules of the Toronto Stock Exchange (“TSX”), applicable securities laws and the terms of the ASPP. Outside of the periods noted above, purchases under the NCIB will be completed at Enerflex's discretion and pursuant to the terms of the ASPP, as may be amended from time to time in accordance with the terms of the ASPP. All Common Shares purchased under the NCIB will be canceled. The Company intends to fund the purchases out of its available resources.

F-10 Notes to the Interim Condensed Consolidated Financial Statements

Note 7. Revenue

Revenue by product line was as follows:

Three months ended March 31,	2025	2024
Energy Infrastructure ("EI")	$153	$229
After-Market Services ("AMS")	120	121
Engineered Systems ("ES")	279	288
Total revenue	$552	$638

Revenue by geographic location, which is based on destination of sale, was as follows:

Three months ended March 31,	2025	2024
United States	$246	$282
Canada	76	59
Argentina	57	36
Oman	32	125
Nigeria	28	18
Australia	18	18
Mexico	16	13
Bahrain	15	11
Brazil	14	15
Guyana	8	3
Others	42	58
Total revenue	$552	$638

For the three months ended March 31, 2025, the Company had no individual client partner which accounted for more than 10% of its revenue (March 31, 2024 – one client in the EH segment accounted for $96 million or 15% of total revenue).

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at March 31, 2025:

	Less than one year	One to two years	Greater than two years	Total
EI	$441	$336	$720	$1,497
AMS	76	36	70	182
ES	1,108	87	11	1,206
Total	$1,625	$459	$801	$2,885

Note 8. Selling, General and Administrative Expenses

SG&A expenses comprise of costs incurred by the Company to support the business operations that are not directly attributable to the production of goods or services.

Three months ended March 31,	2025	2024
Core SG&A1	$54	$58
Share-based compensation	(3)	6
Depreciation and amortization	6	12
Bad debt expense	-	2
Total SG&A	$57	$78

1 Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

F-11 Notes to the Interim Condensed Consolidated Financial Statements

Note 9. Segmented Information

The Company has identified three reporting segments for external reporting:

•
NAM consists of operations in Canada and the USA.
•
LATAM consists of operations in Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru.
•
EH consists of operations in the Middle East, Africa, Europe, Australia, and Asia.

Each segment generates revenue from the EI, AMS and ES product lines.

The accounting policies of these reportable operating segments are the same as those described in Note 3 “Summary of Material Accounting Policies” of the Company’s annual consolidated financial statements for the year-ended December 31, 2024. The determination of reporting segments and allocation of corporate overheads is also unchanged from December 31, 2024.

The following tables provide certain financial information by the Company’s reporting segments.

Revenue and Operating Income

	NAM		LATAM		EH		Total
Three months ended March 31,	2025	2024	2025	2024	2025	2024	2025	2024
Segment revenue	$368	$385	$102	$84	$89	$186	$559	$655
Intersegment revenue	(6)	(16)	-	-	(1)	(1)	(7)	(17)
Revenue	362	369	102	84	88	185	552	638
EI	36	36	74	57	43	136	153	229
AMS	60	66	20	14	40	41	120	121
ES	266	267	8	13	5	8	279	288
Revenue	362	369	102	84	88	185	552	638
EI	18	17	51	39	27	121	96	177
AMS	52	56	14	10	30	31	96	97
ES	222	221	6	11	4	45	232	277
COGS[1]	292	294	71	60	61	197	424	551
EI	18	19	23	18	16	15	57	52
AMS	8	10	6	4	10	10	24	24
ES	44	46	2	2	1	(37)	47	11
Gross Margin	70	75	31	24	27	(12)	128	87
SG&A1	32	42	10	13	15	23	57	78
FX (gain) loss	-	-	-	1	-	-	-	1
Operating income (loss)	$38	$33	$21	$10	$12	$(35)	$71	$8

1 Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the three months ended March 31, 2025 the amount of depreciation and amortization in NAM was $16 million (March 31, 2024 – $18 million); LATAM was $11 million (March 31, 2024 – $10 million ); and EH was $12 million (March 31, 2024 – $16 million).

Note 10. Finance Costs and Income

Net finance costs were comprised of the following:

Three months ended March 31,	2025	2024
Interest on debt	$16	$23
Accretion of Notes discount	2	2
Lease interest expense	1	1
Other interest expense	5	1
Total finance costs	$24	$27

Finance Income
Interest income	1	1
Net finance costs	$23	$26

F-12 Notes to the Interim Condensed Consolidated Financial Statements

Note 11. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, certain portion of other assets, derivative instruments, accounts payable, and borrowings under the long-term debt.

Designation and Fair Value of Financial Instruments

The Company's financial instruments at March 31, 2025 were designated and valued in the same manner as they were at December 31, 2024. Accordingly, with the exception of borrowings under the long-term debt, the estimated fair values of the Company's financial instruments approximated their carrying values at March 31, 2025.

The carrying value and estimated fair value of borrowings under the long-term debt as at March 31, 2025, was $639 million and $728 million, respectively (December 31, 2024 - $708 million and $804 million, respectively). The fair value of the Notes at March 31, 2025, was determined on a discounted cash flow basis with a weighted average discount rate of 7.2% (December 31, 2024 – 6.3%), while the fair value of the RCF approximates the amount outstanding under the RCF.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company’s commitments to buy and sell foreign currencies at March 31, 2025

		Notional amount	Maturity
Canadian Dollar Denominated Contracts
Purchase contracts	USD	$9	April 2025 - March 2026
Sales contracts	USD	(5)	April 2025 - March 2026

At March 31, 2025 the fair value of derivative financial instruments classified as financial assets was less than $1 million, and as financial liabilities was less than $1 million (December 31, 2024 - less than $1 million and less than $1 million).

Foreign Currency Exposure

The functional currency of the parent Company is the CAD while the functional currency of majority of the Company's subsidiaries is the USD. The parent Company is therefore exposed to fluctuations of the CAD against the USD on its net investment in the USD functional subsidiaries. The Company hedges this exposure via a net investment hedge by designating a portion of the Company's USD borrowings as a hedging instrument. As a result, foreign exchange gains and losses on translation of $593 million in designated USD borrowings are included in accumulated other comprehensive losses for the three months ended March 31, 2025. The cumulative currency translation adjustments will be recognized in net earnings when there has been a reduction in the net investment in the foreign operations. If the CAD were to weaken by 5%, the Company could experience additional foreign exchange losses on its USD borrowings of approximately $30 million, which would be recorded in the consolidated statement of other comprehensive income (loss).

F-13 Notes to the Interim Condensed Consolidated Financial Statements

Note 12. Supplemental Cash Flow Information

Changes in working capital and other during the period:

Three months ended March 31,	2025	2024
Accounts receivable	$20	$(10)
Unbilled revenue	(6)	(9)
Inventories	(11)	(4)
Work-in-progress related to finance leases	(19)	(1)
EI assets - finance leases receivable	8	15
Income taxes receivable	(1)	(4)
Prepayments	10	5
Net assets held for sale	-	2
Accounts payable and accrued liabilities and provisions[1]	13	24
Income taxes payable	(6)	11
Deferred revenue	26	53
Other current liabilities	-	(6)
Foreign currency and other	-	7
Net change in working capital and other	$34	$83

1 Change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Cash interest and taxes paid and received during the period:

Three months ended March 31,	2025	2024
Interest paid – short- and long-term borrowings	$4	$9
Interest paid – lease liabilities	1	1
Total interest paid	$5	$10
Interest received	1	1

Income taxes paid	28	7

Note 13. Guarantees, Commitments, and Contingencies

Guarantees

At March 31, 2025, the Company had outstanding letters of credit of $112 million (December 31, 2024 – $116 million). Of the total outstanding letters of credit, $86 million (December 31, 2024 – $87 million) are funded from the RCF and $26 million (December 31, 2024 – $29 million) are funded from the $70 million LC Facility.

Commitments

The Company has purchase obligations over the next three years as follows:

2025	$565
2026	10
2027	2

Legal Proceedings

The Company or certain of its subsidiaries are involved in or subject to, in the normal course of business, lawsuits, claims and other legal proceedings that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. Some lawsuits, claims and legal proceedings involve acquired or disposed assets with respect to which a third party or the Company or its subsidiary retains liability or indemnifies the other party for conditions that existed prior to the transaction. In accordance with applicable accounting guidance, Enerflex and its subsidiaries accrue reserves for outstanding lawsuits, claims and proceedings when it is probable that a liability has been incurred and the liability can be reasonably estimated. The Company does not expect any of the outstanding lawsuits, claims or legal proceedings to have a material adverse effect on Enerflex (including its consolidated financial position). Although Enerflex’s expectations and estimates are based on information known about the legal matters and its experience in contesting, litigating and settling similar matters, the results of any

F-14 Notes to the Interim Condensed Consolidated Financial Statements

outstanding lawsuits, claims and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some or all of these outstanding lawsuits, claims or legal proceedings may result in monetary damages, fines, penalties or injunctive relief against Enerflex that could have a material adverse effect on Enerflex (including its consolidated financial position). The Company will reassess the probability and estimability of contingent losses as new information becomes available.

In response to a fatal attack at an adjacent site in the second quarter of 2024, Enerflex declared Force Majeure on the EH Cryo project, suspended activity at the project site, and demobilized its personnel. Enerflex subsequently received notice that the customer intended to terminate the project contract and that it had commenced arbitration proceedings against the Company alleging that Enerflex breached its obligations. In Q4 2024, Enerflex terminated the contract, citing the continuing Force Majeure situation and circumstances that made it impossible for Enerflex to fulfill its obligations. Enerflex is disputing the customer’s claims, viewing them as baseless and unsubstantiated, and a wrongful attempt to circumvent the Company’s rights under the contract. Enerflex has brought a counterclaim against its customer to recover amounts owing following Enerflex’s termination of the contract. As at March 31, 2025, the remaining assets associated with the EH Cryo project carried on the Company’s consolidated statement of financial position was $161 million.

Note 14. Seasonality

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, the Company has experienced higher revenue in the fourth quarter of each year related to these seasonal trends. Revenue is also impacted by both the Company’s and its customer’s capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the USA can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.

Note 15. Subsequent Events

Subsequent to March 31, 2025, Enerflex declared a quarterly dividend of CAD $0.0375 per share, payable on June 3, 2025 to shareholders of record on May 21, 2025. The Board will continue to evaluate dividend payments on a quarterly basis, based on availability of cash flow, anticipated market conditions, and the general needs of the business.

F-15 Notes to the Interim Condensed Consolidated Financial Statements

Board of Directors

Kevin Reinhart
Board Chair
Alberta, CA

Fernando Assing [1]
Texas, USA

Joanne Cox [1,3]
Human Resources and Compensation Committee Chair
Alberta, CA

Benjamin Cherniavsky [2]
British Columbia, CA

James Gouin [2]
Ontario, CA

Mona Hale [2]
Audit Committee Chair
Alberta, CA

Thomas B. Tyree, Jr. [1,3]
Nominating and Corporate Governance Committee Chair
Colorado, USA

Juan Carlos Villegas [1, 3]
Region Metropolitana, Chile

Executive Management

Preet S. Dhindsa
President & CEO (interim)
Alberta, CA

Joe Ladouceur
CFO (interim)
Alberta, CA

David Izett
SVP and General Counsel
Alberta, CA

Mauricio Meineri
President, Latin America
Texas, USA

Robert Mitchell
SVP and Chief Administrative Officer
Texas, USA

Phil Pyle
President, Eastern Hemisphere
Abu Dhabi, UAE

Greg Stewart
President, USA Region
Texas, USA

Helmuth Witulski
President, Canada
Alberta, CA

---

1 Member of Human Resources and Compensation Committee
2 Member of Audit Committee
3 Member of Nominating and Corporate Governance Committee

Shareholder Information

Stock Exchange Listings

Toronto Stock Exchange
Trading Symbol: **EFX**

New York Stock Exchange
Trading Symbol: **EFXT**

Transfer Agent, Registrar, and Dividend-Disbursing Agent

TSX Trust Company
PO Box 700
Station B
Montreal, QC, CA H3A 2A6

North America: 1-800-387-0825
Outside North America: 1-416-682-3860
E-Mail: shareholderinquiries@tmx.com
Website: https://tsxtrust.com

Auditors

Ernst & Young LLP Chartered Professional Accountants
Alberta, CA

Investor Relations

Telephone: 1-403-387-6377
E-Mail: ir@enerflex.com
Website: enerflex.com

Enerflex

Enerflex Ltd.
Suite 904, 1331 Macleod Trail SE
Calgary, AB, Canada T2G 0K3
1-403-387-6377 | **enerflex.com**